July 14, 2011

Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Eric Atallah, Staff Accountant

Re:          Rambus Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
File No. 000-22339

Ladies and Gentlemen:

This letter is submitted in response to the additional comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the document referenced above, as set forth in your letter dated July 6, 2011 to Rambus Inc. (the “Company”).  For ease of reference, the text of each of the Staff’s numbered comments has been provided herein in italics.  The Company’s response follows each of the numbered comments.

Form 10-K for the Year ended December 31, 2010

Note 5 – Balance Sheet Details, page 73

Property, Plant and Equipment, page 73

1.
We note from your response to prior comment 2 that you have provided nonrecourse financing and therefore have continuing involvement under paragraph 840-40-25-14b of the FASB Accounting Standards. Please explain to us the significant payment terms of your lease agreement, including any remedies the landlord would have in the event of default. Clearly explain why you believe the additional $4.8 million of construction costs you incurred represents nonrecourse financing.

United States Securities and Exchange Commission
July 14, 2011

Response:

$4.8 million of construction costs:

We respectfully advise the Staff that according to the terms of the lease agreement with MT SPE, LLC (the “landlord”), at the expiration or earlier termination of the lease, the Company shall remove all of its equipment, furniture and fixtures, wall decorations, signage and other Company property from the leased premises. At termination/expiration, the Company shall vacate the leased premises at which time the landlord will take possession of the premises and all improvements therein. Pursuant to the lease agreement, the landlord will reimburse the Company for up to $9.1 million of tenant improvements. The Company spent a total of $13.9 million for constructions costs for the site, so the excess of $4.8 million that the Company spent will be forfeited by the Company upon expiration or early termination of the lease.  As discussed in our previous response to the Commission, construction costs included structural elements such as electrical wiring, plumbing and air conditioning systems, flooring, paint, lighting, built-in cabinetry and improvements such as walls for conference rooms and offices.  The Company concluded that this is the equivalent to the Company providing a nonrecourse financing of $4.8 million to the owner with no repayment obligation.

Significant payment terms, including remedies, of the lease agreement are as follows:

Based on the terms of the lease agreement, commencing on July 1, 2010 and continuing throughout the lease term, the Company shall pay to the landlord annual base rent of $3.7 million, subject to a full abatement of rent for the first six months of the lease term. The annual base rent increases each year to certain fixed amounts over the course of the term as set forth in the lease agreement and will be $4.8 million in the tenth year. The annual base rent is payable in monthly installments, in advance, on or before the first day of each calendar month of the lease term, except that the payment for the seventh month was made in December 2009, when the lease agreement was signed.

Based on the terms of the lease agreement, in the event of material default and breach by the Company, the landlord may at any time thereafter:

(a) Terminate the Company’s right to possession of the leased premises and terminate the lease. The Company shall immediately surrender possession of the leased premises to the landlord. The landlord shall be entitled to recover from the Company all damages incurred by the landlord by reason of the Company’s default including, but not limited to:

 (i)   the cost of recovering possession of the leased premises including reasonable attorney’s fees;

United States Securities and Exchange Commission
July 14, 2011

                 (ii)  the worth at the time of the award of the unpaid rent, which had been earned at the time of termination;

 (iii) the worth at the time of the award of the amount by which the unpaid rent, which would have been earned after termination until the time of award exceeds the amount of such rental loss that the Company proves the landlord could have been reasonably avoided;

 (iv) the worth at the time of the award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds the amount of such rental loss that the Company proves the landlord could be reasonably avoided;

 (v)  any other amount necessary to compensate the landlord for all the detriment proximately caused by the Company’s failure to perform its obligations under the lease or which in the ordinary course of things would be likely to result therefrom; and

 (vi) any other amounts that may be permitted by applicable law.

(b) Maintain the Company’s right to possession of the leased premises and continue the lease.

(c) Pursue any other remedy available to the landlord under the laws or judicial decisions of the state of California.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 462-8608 if you have any questions or require further information regarding this matter.

Very truly yours,

/s/ Satish Rishi
Satish Rishi, Senior Vice President, Finance and Chief Financial Officer
Rambus Inc.

cc:   Thomas Lavelle, Esq., Senior Vice President, General Counsel & Secretary, Rambus Inc.
Audit Committee of the Board of Directors, Rambus Inc.
Aaron J. Alter, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Cory Starr, PricewaterhouseCoopers LLP
Sameer Shirsekar, PricewaterhouseCoopers LLP